

Mail Stop 3561

July 26, 2017

Alberto Fornaro
Chief Financial Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London W1H 5BT, United Kingdom

> **Re: International Game Technology PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 19, 2017**
> **Form 6-K**
> **Filed on May 25, 2017**
> **File No. 001-36906**

Dear Mr. Fornaro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Comparison of the year ended December 31, 2016 and 2015, page 52

1. Please discuss and analyze material changes in all material operating expenses both on a consolidated basis and on segment basis, and quantify each variance factor cited. Your analysis should also discuss underlying drivers impacting variances in margins and sales related operating incomes cited. For example, expand your disclosure in regard to the mix of content affecting the margin for the North America Gaming and Interactive segment and operating income related to the decrease in product sales partially offset by an increase in operating income from the increase in service revenues affecting the

operating income of the International segment. In your revised disclosure, please quantify and discuss the components of cost of services and cost of sales that caused each component to materially vary (or not vary when expected to). Refer to Item 5 and the instructions thereto in Form 20-F and SEC Releases 33-6835 and 33-8350 for guidance.

B. Liquidity and Capital Resources

Analysis Of Cash Flows

Net Cash Flows From Operating Activities, page 80

2.   You state the reason for the increase in 2016 from 2015 was principally due to the increase in net income, excluding non-cash foreign exchange gains. Please provide a more robust discussion of operating cash flow activities including addressing the material drivers underlying significant changes of individual items that directly affect operating cash flow. Your discussion also should address the material drivers underlying each factor cited. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Consolidated Statements of Cash Flows, page F-7

3.   We note the line item under investing activities for "upfront payments to customers" in the amount of $665.260 million in 2016. From your disclosures it appears this represents upfront license fees you pay under operating contracts, the payment of which is amortized as a reduction of service revenue. Please explain to us why your presentation is appropriate pursuant to ASC 230-10.

Form 6-K filed on May 25, 2017

Exhibit 99.1

Condensed Consolidated Statement of Operations- Reconciliation of Non-GAAP Financial Measures page, 12

4.   Please clarify for us and in your disclosure what the adjustment for "transaction expense, net" represents.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure